EXHIBIT 99.45

August 22, 2011	News Release 11-28

Brucejack Project Drilling Update

Vancouver, British Columbia August 22, 2011; TSX:PVG - Pretium Resources Inc. (“Pretivm”) is pleased to report drilling results from the Brucejack Project where ongoing drilling in the Valley of the Kings Zone continues to intersect high-grade gold mineralization, and the potential for high-grade structures has been identified in other zones on the property.  (See Table 1 for the most recent 35 holes.)

Valley of the Kings Zone

Selected highlights include:

•	Hole SU-176 intersected 0.5 meters with uncut grades of 2,810 grams of gold and 1,030 grams of silver per tonne (1.6 feet averaging 81.9 ounces gold and 30.0 ounces of silver per ton);

•	Hole SU-190 intersected 2.0 meters with uncut grades of1,094 grams of gold and 263.5 grams of silver per tonne (6.6 feet averaging 31.9 ounces gold and 7.7 ounces of silver per ton).

The bonanza-grade intercepts from holes SU-176 and SU-190 noted above were both intersected on section down dip from an intercept from hole SU-12 grading 16,949 grams per tonne gold and 8,696 grams per tonne silver.  The bonanza-grade intercept from hole SU-176 was intersected approximately 30 meters down dip from the high-grade SU-12 intersection.

The high-grade intercept from hole SU-190, intersected approximately 125 meters down dip from the high-grade SU-176 intersection, occurred in a much longer lower-grade mineralized interval grading 3.47 grams per tonne gold and 10.4 grams per tonne silver over 119 meters at the bottom of hole.  These results demonstrate the continued opportunity to add to both the high-grade and low-grade resources outlined to date at Brucejack.

Other Zones

Hole SU-151, the deepest hole drilled to date on the property, was drilled in the Bridge Zone to a depth of 1,047 meters to test for high-grade and bulk tonnage gold mineralization.  Hole SU-151, which ended in mineralization due to equipment constraints, intersected 185 meters grading 0.58 grams of gold and 3.5 grams of silver per tonne at the bottom of the hole, demonstrating that the gold mineral system remains open to depth. In addition, anomalous copper, molybdenum and rhenium values were encountered in the lower half of the hole.

Drilling at the Bridge Zone, as well as the West, Gossan Hill, Galena, SG, Shore, Waterloo and Bonanza zones continues to encounter high-grade structures and broad widths of significant gold mineralization.

A drill program of over 70,000 meters is now in progress on the Brucejack Project with eight drills on site, and with the Valley of the Kings Zone remaining a focus.  Assay results for completed drilling will be reported as they are received over the course of the season.

Table 1: Selected Brucejack Project Drill Results, August 2011 (SU-149 to SU-191)(1,4)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
Valley of the Kings Zone
SU-171	6258028N 426455E	-50/180		1.61	18	16.39	1.32	15.5
				56	76.3	20.3	0.85	7.2
SU-174(3)	6257756N 426406E	-55/360		192.78	202.0	9.22	1.89	2.7
				401.5	404.5	3.0	4.26	8.0
				464.5	467.5	3.0	25.6	21.6
				656.49	689.5	33.01	0.98	5.5
SU-176	6258252N 426502E	-47/180		5.0	46.0	41.0	1.08	8.9
				305.13	317	11.87	8.42	16.8	1 Au sample cut
			Incl.	305.13	305.63	0.5	628	283.0	uncut
				335.78	340.51	4.73	22.4	122.2	1 Au sample cut
			Incl.	335.78	336.28	0.5	2,810	1,030	uncut
				339.86	340.51	0.65	26.2	51.2	uncut
SU-177	6258028N 426455E	-55/180		50.0	77.29	27.29	0.90	5.3
				133.5	223.5	90.0	0.86	6.1
SU-182	6257901N 426402E	-50/360		107.5	139	31.5	1.69	8.9
				224.0	227.0	3.0	66.7	29.8	1 Au sample cut
			incl.	224.0	225.5	1.5	139.5	51.8	uncut
				327.0	342.0	15.0	12.42	9.8
			incl.	340.46	342	1.54	113.5	43.1	uncut
				375.0	385.0	10.0	2.20	60.3
			incl.	379.5	380.58	1.08	13.75	72.5
SU-188	6258041N 426342E	-45/360		51.0	95.0	44.0	0.93	14.5
				134.0	171.5	37.5	2.91	14.1
				160.5	161	0.5	431.0	152	uncut
SU-190	6258252N 426502E	-52/180		10.62	51.5	40.88	1.03	7.0
				384.0	397.5	13.5	1.86	8.4
				433.5	450.53	17.03	10.8	22.7	1 Au sample cut
			incl.	435	436.5	1.5	67.6	31.3	uncut

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
			incl.	450.03	450.53	0.5	700.0	436	uncut
				484.97	485.47	0.5	39.6	71.2
				499.0	618.0	119.0	3.47	10.4	2 Au samples cut
			incl.	520.68	522.66	1.98	1,094.0	263.5	uncut
Bridge Zone
SU-151(3)	6257175N 426697E	-75/360		3.0	42.0	39.0	0.99	8.0
				179.5	302.5	123.0	1.20	8.4
			Incl.	188.5	191.5	3.0	10.2	14.1
				313.86	593.0	279.14	0.80	10.5
			Incl.	542.05	545.0	2.95	8.0	127.4
				862.5	1047.9	185.4	0.58	3.5
			Incl.	1014.5	1022.0	7.5	1.81	3.1
SU-158	6257412N 426481E	-50/360		12.0	13.5	1.5	26.7	28.6
				79.5	81.0	1.5	16.0	11.0
				138.5	144.5	6.0	3.14	45.5
				237.5	239.0	1.5	106.5	37.0
				266.0	267.5	1.5	9.42	6.9
SU-161	6257412N 426381E	-50/360		61.0	62.5	1.5	20.2	17.1
				84.42	134.5	50.08	1.42	7.3
			Incl.	110.0	111.5	1.5	13.2	4.1
SU-165	6257625N 426373E	-50/360		39.58	96.5	56.92	0.97	4.8
				129.5	131.0	1.5	12.40	14.4
				254.5	256.0	1.5	9.40	11.6
SU-166	6257327N 426431E	-50/360		197.5	243.5	46.0	2.55	5.0	1 Au sample cut
			Incl.	200.5	206.35	5.85	15.7	12.2	1 Au sample cut
			Incl.	204.84	205.31	0.47	171.5	89.0	uncut
				294.97	295.46	0.49	47.5	13.7
SU-169	6257627N 426470E	-50/360		51.0	57.0	6.0	3.02	27.7
				55.5	57.0	1.5	9.20	29.2
SU-175(3)	6257327N 426431E	-58/360		112.5	144.0	31.5	1.38	3.7
				280.5	309.37	28.87	0.88	7.1
West Zone
SU-154(3)	6258717N 426576E	-59/225		82.0	109.5	27.5	7.80	548	2 Ag samples cut
			Incl.	82.0	90.0	8.0	27.8	2,528	uncut
				133.5	143.81	10.31	8.87	35.0	1 Au sample cut
			Incl.	139.48	139.98	0.5	218.0	152.0	uncut

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
				189.5	313.0	123.5	0.86	5.2
				414.5	459.33	44.83	1.31	7.9
SU-162	6258717N 426576E	-50/225		60.5	102.5	42.0	3.70	363.0	3 Ag samples cut
			Incl.	76.0	84.73	8.73	13.05	897	uncut
			Incl.	98.93	101.0	2.07	4.46	1,724	uncut
				159.66	183.5	23.84	2.07	19.1
				206.0	262.5	56.5	0.87	7.9
Gossan Hill Zone
SU-152	6259325N 426275E	-50/230		137.0	161.0	24.0	1.58	5.1
SU-172	6259116N 426677E	-50/360		13.5	20.0	6.5	1.36	139.8
				219.0	226.67	7.67	2.31	26.5
			incl.	224.16	224.66	0.5	14.8	280.0
SU-178	6259116N 426677E	-43/360		10.0	24.0	14.0	0.55	133.2
				221.5	223.38	1.88	6.14	10.3
SU-181	6259116N 426677E	-56/360		143.5	215.0	71.5	2.02	7.5
			incl.	154.0	164.0	10.0	10.01	19.6
			incl.	157.5	159.0	1.5	55.3	42.4
SU-183	6259220N 426605E	-45/360		73.0	86.5	13.5	1.08	2.5
				131.84	133.5	1.66	5.36	30.5
				163.5	165.0	1.5	4.50	2.8
SU-185	6259116N 426677E	-61/360		13.25	27.0	13.75	0.78	70.4
				50.9	51.6	0.7	3.85	5,330	uncut
				157.5	193.5	36.0	1.08	4.5
				207.0	208.5	1.5	8.77	4.1
SU-186	6259220N 426605E	-65/360		79.5	107.1	27.6	0.92	2.3
				134.0	150.5	16.5	1.11	42.5
Waterloo Zone
SU-149	6258097N 425990E	-44/45		40.5	98.5	58	1.59	4.7
			Incl.	65.52	67	1.48	23.7	18.5
				222.0	231.0	9.0	1.97	5.3
SU-156	6258097N 425990E	-54/45		77.0	118.5	41.5	1.38	5.1
				238.82	247.5	8.68	3.46	6.7
			Incl.	246.05	247.5	1.45	11.05	9.7
				268.5	270	1.5	7.78	22.9
SU-159	6258097N 425990E	-61/45		59.5	104.5	45	0.68	4.1
SU-180	6258068N 426032E	-52/45		8.9	44.5	35.6	0.65	5.6

Hole No.	Collar Coords.	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
				80.0	167.79	87.79	0.79	3.9
				177.07	204.5	27.43	0.63	4.7
SU-189	6258068N 426032E	-65/45		9.97	35.5	25.53	0.78	4.5
				56.5	83	26.5	0.81	3.7
				90.5	116	25.5	0.80	2.6
				140.0	189.5	49.5	0.86	3.1
				261.78	295	33.22	0.90	6.3
Galena Hill Zone
SU-168	6258395N 426865E	-50/180		46.0	167.0	121.0	1.11	12.7
				152.51	153.2	0.69	28.9	21.4
SG Zone
SU-179	6259970N 425840E	-50/192		109.0	125.5	16.5	0.76	3.6
				139.0	140.5	1.5	10.90	2.9
SU-184	6259970N 425840E	-50/12		63.0	76.5	13.5	3.02	5.0
			incl.	67.9	70.1	2.2	9.92	7.2
Shore Zone
SU-153	6259310N 426780E	-50/40		202.0	205.0	3.0	4.56	71.2
				247.0	248.0	1.0	27.2	1,010	uncut
SU-173	6259660N 426910E	-50/220		228.5	258.5	30.0	1.27	30.4
Bonanza Zone
SU-187	6260070N 425600E	-50/225		10.0	14.5	4.5	1.71	2.1
SU-191	6260200N 425980E	-50/192		114.5	140.0	25.5	0.62	2.6
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 130 g/t were cut to 130 g/t and all silver assays over 2,100 g/t were cut to 2,100 g/t.
(3)	Hole ended in mineralization
(4)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia.  Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director
Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.